Subsidiaries of 4C Controls Inc.

4C SatImage Ltd. (Isle of Man)

4C ID Systems Limited (Isle of Man)

4C Advanced Security Surveillance Technology Limited (Isle of Man)

4C Security Solutions Australia Ltd. (Australia)

4C Systems Engineering Limited (Isle of Man)

4C Global Security Consulting Limited (Isle of Man)

4C Homeland Security & Defence Systems Limited (Isle of Man)

4C Satellite Images & Technologies S.A. (Luxembourg)

4C Advanced Security Surveillance & Technologies S.A. (Luxembourg)